SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC. RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2006 and 2005

Page No.
Financial Statements:

Independent Registered Public Accounting Firm Report on the Financial Statements and Supplementary Schedule	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	14
Consent of Beard Miller Company LLP

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan
     We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (“Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
     As discussed in Note 2, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution and Health and Welfare Pension Plans in 2006.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
June 25, 2007

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets

Employer contributions receivable	$10,089,961	$4,054,228

Investments, at fair value:
Money market fund	269,565	63,946
Common stock fund – money market	403,659	242,196
Common stock fund – common stock	11,524,473	8,645,612
Common stocks	11,717,941	6,458,727
Participant loans	7,190,459	2,937,956
Common/collective funds	85,783,780	45,825,927
Registered investment companies	106,378,368	70,771,929

	223,268,245	134,946,293

Total Assets	233,358,206	139,000,521

Liabilities

Accrued expenses	22,000	15,000

Net Assets Available for Benefits at Fair Value	233,336,206	138,985,521

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	336,660	370,258

Net Assets Available for Benefits	$233,672,866	$139,355,779

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Contributions

Employer	$10,089,961	$4,054,228
Participant	15,015,602	6,360,140
Rollovers	59,664,900	205,064

Total Contributions	84,770,463	10,619,432

Investment Income

Net appreciation in fair value of investments	22,310,754	7,383,321
Dividends	6,461,660	3,399,914
Interest	400,593	148,246

Total Investment Income	29,173,007	10,931,481

Benefit Payments and Withdrawals	(19,564,710)	(13,268,604)

Administrative Expenses	(61,673)	(64,720)

Net Increase Before Transfer-In	94,317,087	8,217,589

Transfer-In of Net Assets	—	51,501,773

Net Increase	94,317,087	59,719,362

Net Assets Available for Benefits — Beginning of Year	139,355,779	79,636,417

Net Assets Available for Benefits — End of Year	$233,672,866	$139,355,779

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan
     The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
          General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc., The Elder-Beerman Stores Corp., Elder-Beerman Operations, LLC, Elder-Beerman West Virginia, Inc., Carson Pirie Scott, LLC, Carson Pirie Scott II, Inc., Herberger’s Department Stores, LLC and Bon-Ton Distribution, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Effective March 5, 2006, The Bon-Ton Stores, Inc. completed its acquisition of the Northern Department Store Group (“Carson’s”) from Saks Incorporated (“Saks”). Additionally, during March 2006, the Board of Directors of the Company approved Carson’s inclusion as a participating employer in the Plan effective March 5, 2006. Employees were eligible to contribute to the Plan immediately if they were eligible to participate in the Saks 401(k) Plan. Employees could immediately roll over their account balances into the Plan from the Saks 401(k) Plan. Employees with a loan balance in the Saks 401(k) Plan could continue to make loan payments through regular payroll deductions provided that they rolled over their entire account balance into the Plan.
During 2006, the following additional amendments were made to the Plan:
a.	Changes were made to comply with Internal Revenue Code (“IRC”) Sections 401(k) and 401(m) and the Regulations thereunder. Generally, the changes encompassed the following Plan provisions effective January 1, 2006:
i.	Hardship withdrawals shall be available for funeral expenses and repairs to a principal residence pursuant to damage caused by casualty.

ii.	Refunds are made to highly compensated employees when a plan fails the Average Deferral Percentage (“ADP”) and/or Average Contribution Percentage (“ACP”) tests. The amendment requires that an adjustment be made to such refunds to include income for the period between the end of the plan year and the date of distribution. The change imposes limits on Qualified Non-Elective Contributions (contributions that assist the nondiscrimination testing) that may be taken into account for purposes of the ADP/ACP test.
b.	Employees who transfer employment from Saks to the Company within one year from March 5, 2006, or receive a written offer of employment within that period, will receive service credit for their Saks employment. Further, if the transferring employees were eligible to participate in the Saks 401(k) Plan prior to their employment effective date with the Company, they are immediately eligible to participate in the Plan.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
Effective January 1, 2005, the Elder-Beerman Stores Corp. Financial Partnership Plan (renamed to The Bon-Ton Stores, Inc. Retirement Contribution Plan during 2004) was merged with and into the Plan. Also effective January 1, 2005, State Street Bank & Trust Co. and CitiStreet were named as trustee and recordkeeper, respectively, for the merged Plan named The Bon-Ton Stores, Inc. Retirement Contribution Plan. Consequently, all Plan assets were transferred to State Street Bank & Trust Co. effective January 1, 2005. As part of the transfer, certain investments were replaced with investments offered by State Street Bank & Trust Co.
During 2005, the following additional amendments were made to the Plan:
a.	If the value of a terminated participant’s vested benefit, including any rollover contributions and earnings thereon, does not exceed $1,000, the Plan Administrator shall direct the trustee to pay the entire vested benefit to such participant in a single lump sum unless a contrary election has been made by the participant within 30 days from separation. Prior to this amendment, the threshold was $5,000.

b.	Effective for eligible employees hired on or after October 1, 2005, a participant shall be deemed to have elected a salary deferral in an amount equal to 3% pretax of his/her compensation unless the participant makes a contrary election within such time period as established by the Plan Administrator.

c.	Effective July 1, 2006, a participant who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% pretax of his/her compensation unless the participant makes an election to the contrary within such time period as established by the Plan Administrator.
          Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date. The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% pretax of his/her compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
All employees are eligible for the Plan’s matching employer contributions and discretionary retirement contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s matching employer contributions and retirement contributions on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date.
          Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
          Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pretax contributions for highly compensated participants. For the Plan years 2006 and 2005, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $100,000 and $95,000, respectively. All employee contributions are subject to certain limitations dictated by the IRC.
          Employer Contributions
The Plan’s retirement contributions are made subsequent to the close of the Company’s fiscal year at the Company’s discretion out of the annual current earnings of the Company. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the IRC. Retirement contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s retirement contributions.
Matching employer contributions are also at the discretion of the Company. During 2006 and 2005, the Company’s matching contributions as a percentage of the employees’ pretax contributions were 30% of the first 6% of the participants’ compensation. Participants must meet certain eligibility requirements to receive employer contributions.
          Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets), and (c) forfeitures of terminated participant’s nonvested accounts. Allocations of Plan earnings or losses are based on participants’

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1 — Description of Plan (Continued)
account balances during the valuation period. Forfeitures attributable to retirement contributions are allocated on the same basis as retirement contributions, and forfeitures attributable to matching employer contributions are allocated on the same basis as matching employer contributions. Forfeitures during 2006 and 2005 were $368,432 and $145,662, respectively, which were reallocated to eligible participants subsequent to Plan year-end. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
          Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Lifecycle fund appropriate for the participant’s expected age of retirement (age 65).
          Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Retirement contributions also cliff vest, with 100% vesting after five years of service.
          Participant Loans
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear a reasonable rate of interest.
          Benefit Payments
Participants may make withdrawals from their employee pretax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $1,000 generally are distributed to the terminated employee.
In the event of disability of a participant before termination of employment, a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.
There were no benefits due to retired and terminated participants as of December 31, 2006 and 2005.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Summary of Significant Accounting Policies
     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
          Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
          Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
          Adoption of New Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented in the Statement of Net Assets Available for Benefits.
          Investments
Participants have the option to invest their contributions and employer contributions in various investments.
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-direction.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 2 — Summary of Significant Accounting Policies (Continued)
The Plan’s investments in common stock, money market and registered investment companies are stated at fair value measured by quoted market prices, participant loans are valued at their outstanding loan balances (which approximates market) and unitized and common/collective funds are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets. The fair value of the underlying assets which are deemed fully benefit-responsive investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and is included in the investment balance. Dividends are recorded on the payable date. Realized gains and losses are recorded using the average cost method.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.
          Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
          Reclassifications
Certain 2005 amounts have been reclassified to conform with the 2006 presentation. Such reclassification did not impact the net assets available for benefits.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Investments
The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2006	2005
Bon-Ton Stores, Inc. Common Stock	$11,687,688	$6,452,683	*

Common Stock Fund – Common Stock (The Bon-Ton Stores, Inc.)	11,524,473	8,645,612

SSgA Stable Value Fund:
At Fair Value	35,207,534	27,484,738
At Contract Value	35,544,194	27,854,996

SSgA Target Maturity Fund 2020	12,511,760	50,106	*

SSgA Target Maturity Fund 2030	15,178,335	9,611,394

American Funds Balanced Fund R4	13,164,478	9,327,061

Van Kampen Comstock A Fund	25,476,692	20,870,932

Fidelity Advisor Diversified International Fund	14,029,053	5,442,723	*

American Funds Growth Fund of America R4	22,368,422	15,726,598

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2005. Presented only for comparative purposes.
     The net appreciation in fair value of investments (including investments bought, sold, and held during the year) amounted to $22,310,754 and $7,383,321 for the years ended December 31, 2006 and 2005, respectively.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 3 — Investments (Continued)
     The net appreciation in fair value of investments consists of the following for the years ended December 31:

	2006	2005
Registered investment companies	$4,557,668	$2,364,925
Common/collective funds	6,108,657	2,332,606
Common stocks	5,259,791	1,133,805
Common stock fund	6,384,638	1,551,985

	$22,310,754	$7,383,321

Note 4 — Parties-in-Interest Transactions
     Certain Plan investments are shares of investment funds managed by State Street Bank & Trust Co., the trustee as defined by the Plan. The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.
     For the years ended December 31, 2006 and 2005, recordkeeper and investment management fees are netted against investment income.
     As of December 31, 2006 and 2005, the Plan held 337,307 shares of The Bon-Ton Stores, Inc.’s common stock.
     As of December 31, 2006, the Plan held 556,836 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $21.42. As of December 31, 2005, the Plan held 733,826 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $12.11. Units held as of December 31, 2006 and 2005 were equivalent to 344,246 and 464,601 shares of The Bon-Ton Stores, Inc. common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2006, The Bon-Ton Stores, Inc. common stock fund had a market value of $11,524,473 invested in the unitized company stock fund and $403,659 held in a money market fund, State Street Research Short Term Investment Fund. As of December 31, 2005, The Bon-Ton Stores, Inc. common stock fund had a market value of $8,645,612 invested in the unitized company stock fund and $242,196 held in a money market fund, State Street Research Short Term Investment Fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.
     In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
     The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 5 — Plan Termination
     Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 6 — Income Tax Status
     The Plan obtained its latest determination letter on June 22, 2006 that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
Note 7 — Subsequent Events
     Effective October 29, 2006, the Company purchased assets in connection with four Parisian department stores from Belk, Inc. (“Belk”). Eligible employees of these store locations continued to participate in the Belk 401(k) Plan through January 31, 2007. Employees that met eligibility requirements under the Belk 401(k) Plan were eligible to begin participation in the Plan beginning February 1, 2007. After February 1, 2007, employees could immediately roll over their account balances from the Belk 401(k) Plan. They were also eligible to roll over active loans to the Plan and continue making payroll-deducted payments, provided that their entire vested account balance was also rolled into the Plan. No assets were transferred without participant direction.
     On May 22, 2007, the Board of Directors of the Company approved a Plan amendment. To comply with the Pension Protection Act of 2006, the amendment dictates that any retirement contributions made by the Company for Plan years beginning on or after January 1, 2007 will be fully vested after three years of service. Additionally, the Plan amendment approved the introduction of an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases granted on or after August 1, 2007. Employees will have their deferral increased by 1.0%, up to a maximum of 6.0%, unless they make an election to the contrary. Finally, the amendment also allows the Company, alone, to approve any future amendments without the express written consent of any participating employer.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 8 — Future Accounting Changes
     In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements, but does not require any new fair value measurements. SFAS No. 157 is effective for years beginning after November 15, 2007. Management is in the process of evaluating what effect, if any, adoption of SFAS No. 157 may have on the financial statements of the Plan.
Note 9 — Reconciliation of Financial Statements
     The following is a reconciliation of common/collective funds on the financial statements to the Form 5500 as of December 31:

	2006	2005
Common/collective funds on the financial statements	$85,783,780	$45,825,927
Adjustment from fair value to contract value	336,660	370,258

Common/collective funds on the Form 5500	$86,120,440	$46,196,185

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500 — Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment
		including maturity date, rate of
		interest, collateral, par, or maturity
(a)	(b) Identity of issue, borrower, lessor or similar party	value	(d) Cost **		(e) Current Value
			$		$
	Advantage Energy Income Fd Tr Unit Isin #Ca00762L1013 Sedol #2761327	Common Stock	N/A		2,822
*	Bon-Ton Stores, Inc. Common Stock	Common Stock	N/A		11,687,688
	Cornerstone Strategic Value Fd Inc	Common Stock	N/A		2,601
	Eagle Bulk Shipping Inc Isin #Mhy2187A1010 Sedol B0Bsl21	Common Stock	N/A		5,550
	Harvest Energy Tr Units Isin #Ca41752X1015 Sedol #2154972	Common Stock	N/A		2,346
	Knightsbridge Tank Com Usd0.01 Isin #Bmg5299G1069 Sedol #2509271	Common Stock	N/A		2,532
	Liberty All Star Equity Fd Sbi	Common Stock	N/A		1,363
	Nordic American Tanker Shipping Ltd Shs Isin #Bmg657731060 Sedol #2113876	Common Stock	N/A		12,433
	Prospect Str High Income Portfolio Inc New	Common Stock	N/A		55
	Provident Energy Tr Isin# Ca74386K1049 Sedol #2554538	Common Stock	N/A		140
	Ship Finance International Limited Isin #Bmg810751062 Sedol #B019Mj8	Common Stock	N/A		411
*	Bon-Ton Stores, Inc. Common Stock Fund	Common Stock Fund - Common Stock	N/A		11,524,473
*	Bon-Ton Stores, Inc. Common Stock Fund — Cash Portion	Common Stock Fund - Money Market	N/A		403,659
*	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A		6,575,548
*	SSgA Stable Value Fund — Contract Value	Common/Collective Fund	N/A	***	35,544,194
*	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A		10,554,687
*	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A		12,511,760
*	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A		15,178,335
*	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A		5,186,354
*	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A		569,562
*	Participant Loans	Interest Rates Ranging from 5.00% to 10.50%	N/A		7,190,459
*	SSgA Money Market	Money Market	N/A		269,565
	Ishares Tr Russell 1000 Value Index Fd	Registered Investment Company	N/A		149,794
	American Beacon Small Cap Value Fund	Registered Investment Company	N/A		2,591,200
	American Europacific Growth Class F	Registered Investment Company	N/A		37,331
	American Fundamental Investors Cl F	Registered Investment Company	N/A		89,188
	American Funds Balanced Fund R4	Registered Investment Company	N/A		13,164,478
	American Funds Growth Fund of America R4	Registered Investment Company	N/A		22,368,422
	American Growth Fund Of America Class F	Registered Investment Company	N/A		84,895
	American High-Income Class F	Registered Investment Company	N/A		67,286
	Artisan Mid Cap Fund	Registered Investment Company	N/A		6,902,636
	Baron Growth Fund	Registered Investment Company	N/A		6,687,962
	Bbh Real Return Fund Cl N	Registered Investment Company	N/A		142,487
	Cohen & Steers Realty Shares	Registered Investment Company	N/A		34,823
	Dodge & Cox Internatl Stock Fund	Registered Investment Company	N/A		5,731
	Fairholme Fund	Registered Investment Company	N/A		3,211
	Fidelity Advisor Diversified International Fund	Registered Investment Company	N/A		14,029,053
	Fidelity Contrafund	Registered Investment Company	N/A		63,725
	Fidelity Floating Rate High Income	Registered Investment Company	N/A		150,711
	Fidelity Leveraged Company Stock	Registered Investment Company	N/A		80,131
	Fidelity Select Health Care	Registered Investment Company	N/A		4,372
	Hotchkis and Wiley Mid Cap Value A Fund	Registered Investment Company	N/A		7,572,962
	Icon Energy	Registered Investment Company	N/A		9,458
	James Advantage Equity	Registered Investment Company	N/A		43,501
	Janus Core Fundamental Equity	Registered Investment Company	N/A		5,349
	Laudus Rosenberg Intl Small Cap Inv	Registered Investment Company	N/A		114,696
	Muhlenkamp Fund	Registered Investment Company	N/A		5,273
	Oppenheimer Dev Markets Cl N	Registered Investment Company	N/A		19,231
	Oppenheimer Intl Small Company Cl A	Registered Investment Company	N/A		39,153
	Pimco Emerging Markets Bond Instl	Registered Investment Company	N/A		33,379
	PIMCO Total Return Admin Fund	Registered Investment Company	N/A		6,093,499
	Royce Value Plus Service Class	Registered Investment Company	N/A		22,021
	Rydex Sector Rotation Class H	Registered Investment Company	N/A		22,104
	San Juan Basin Rty Tr Unit Ben Int	Registered Investment Company	N/A		222
	Selected American Shares Cl S	Registered Investment Company	N/A		1,122
	T Rowe Price Cap Appreciation	Registered Investment Company	N/A		5,545
	T Rowe Price Growth Stock Fd	Registered Investment Company	N/A		5,395
	Thomas White International	Registered Investment Company	N/A		25,029
	Van Kampen Comstock A Fund	Registered Investment Company	N/A		25,476,692
	Vanguard Index Trust S&P 500 Port	Registered Investment Company	N/A		5,561
	Vanguard Int-Term Bond Index Admiral	Registered Investment Company	N/A		217,496
	Vanguard Star	Registered Investment Company	N/A		3,244

		Total Investments			223,604,905

*	Represents a party-in interest investment.

**	Historical cost has not been presented, as all investments are participant directed under an individual account plan.

***	SSgA Stable Value Fund fair value is $35,207,534.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Paul A. Cortese
Paul A. Cortese
Vice President

Date: June 27, 2007

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Beard Miller Company LLP